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                                                                    Exhibit 99.1


                         [VIVENDI UNIVERSAL LETTERHEAD]


                   FTC Closes Investigation of NBC-VUE Merger


Paris, April 20, 2004 - Today the United States Federal Trade Commission notified Vivendi Universal [Paris Bourse: EX FP; NYSE: V] that the agency will not oppose the proposed merger of NBC and Vivendi Universal Entertainment.

The companies intend to complete the merger within the next few weeks.

Important Disclaimer:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from these forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risk that the parties' intentions to complete the transaction will not materialize according to the timing stated above, as well as other risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.